UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

Item 1.  Notice of Mellanox Technologies, Ltd.

On November 12, 2015, Mellanox Technologies, Ltd. (“Mellanox”) delivered to EZchip Semiconductor Ltd. (the “Company”) a notice requesting EZchip to postpone the shareholder vote on the merger proposal originally scheduled to take place at the Company’s 2015 Annual General Meeting of Shareholders on November 12, 2015 (the “Mellanox Notice”), in accordance with Mellanox’s right pursuant to the Agreement of Merger, dated as of September 30, 2015, by and among Mellanox, Mondial Europe Sub Ltd. and the Company (the “Merger Agreement”).

In the Mellanox Notice, Mellanox also provided the Company with a proposal to revise the Merger Agreement to include (i) a 30-day “go-shop” period during which the Company would be entitled to solicit third party offers, and (ii) a waiver of Mellanox’s right to a termination fee.  The proposal submitted by Mellanox to the Company to amend the Merger Agreement is not binding and there is no guarantee that the parties will agree to amend the Merger Agreement in line with the proposed terms described in the Mellanox Notice or at all.

A copy of the Mellanox Notice is annexed hereto as Exhibit 99.1.  The foregoing description of the Mellanox Notice does not purport to be complete and is qualified in its entirety by reference to the full text of the Mellanox Notice.

Item 2.  Press Release

On November 12, 2015, the Company issued a press release titled “EZCHIP POSTPONES VOTE ON PROPOSED MERGER WITH MELLANOX.” A copy of the press release is annexed hereto as Exhibit 99.2.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: November 12, 2015

Exhibit Index

Exhibit 99.1	Notice of Mellanox Technologies, Ltd. to the Company, dated November 12, 2015.
Exhibit 99.2	Press Release of the Company, dated November 12, 2015, titled “EZCHIP POSTPONES VOTE ON PROPOSED MERGER WITH MELLANOX.”